SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)

                       RADISYS CORPORATION
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           750459-10-9
                         (CUSIP Number)

                        F. Thomas Dunlap
          Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
          {Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        December 5, 1997
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of Rule  13d-1
(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         Schedule 13D/A        Page 2 of 10 Pages



1.   NAME OF REPORTING PERSON                  Intel Corporation
     S.S.  OR  I.R.S. IDENTIFICATION  NO.  OF  94-1672743
     ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF          (a) [   ]
     A GROUP                                           (b) [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                           N/A

5.   CHECK   BOX  IF  DISCLOSURE   OF   LEGAL              [   ]
     PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware

  NUMBER OF   7.     SOLE VOTING POWER         1,236,167
   SHARES
BENEFICIALLY  8.     SHARED VOTING POWER       N/A
  OWNED BY
    EACH      9.     SOLE DISPOSITIVE POWER    1,236,167
  REPORTING
 PERSON WITH  10.    SHARED DISPOSITIVE POWER  N/A

11.  AGGREGATE AMOUNT BENEFICIALLY  OWNED  BY  1,236,167
     EACH REPORTING PERSON

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW               [   ]
     (11) EXCLUDES CERTAIN SHARES

13.  PERCENT  OF CLASS REPRESENTED BY  AMOUNT               15.7%
     IN ROW (11)

14.  TYPE OF REPORTING PERSON                                  CO

                         Schedule 13D/A        Page 3 of 10 Pages

Item 1.   Security and Issuer.

          (a) Name and Address of Principal Executive Offices of Issuer:
                 RadiSys Corporation
                 5445 N.E. Dawson Creek Drive
                 Hillsboro, OR 97124

          (b)    Title of Class of Equity
                 Securities:               Common Stock

Item 2.   Identity and Background.

          (a)    Name of Person Filing:    Intel Corporation

                                           The executive
                                           officers and
                                           directors of Intel
                                           Corporation are set
                                           forth on Appendix A
                                           hereto.

          (b)    Principal Business:       Manufacturer of
                                           microcomputer
                                           components, modules
                                           and systems

          (c)    Address of Principal Business and Principal
                 Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (d)    Criminal Proceedings:

                 During the last five years neither the
                 Reporting Person nor any officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:

                 During the last five years neither the
                 Reporting Person nor any officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

          (f)    State of Incorporation:   Delaware

                         Schedule 13D/A        Page 4 of 10 Pages

Item 5.   Interest in Securities of the Issuer.

          (a)    Number of Shares
                 Beneficially Owned:     1,236,167 shares

                 Right to Acquire:       0 shares

                 Percent of Class:       15.7% (based upon
                                         7,872,639 shares of
                                         Common Stock
                                         outstanding)

          (b)    Sole Power to Vote,
                 Dispose of or Direct
                 the Vote or Disposition
                 of Shares:              1,236,167 shares

          (c)    Recent Transactions:

                 On  December 5, 1997, the Reporting Person sold
                 230,500 shares of the Issuer's Common Stock in an open market transaction at a price of $42.875 per share.

          (d)    Rights with Respect to Dividends or     N/A
                 Sales Proceeds:

          (e)    Date of Cessation of Five Percent       N/A
                 Beneficial Ownership:


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 1997.

                                 INTEL CORPORATION

                                 By: /s/F. Thomas Dunlap, Jr.
                                     F. Thomas Dunlap, Jr.
                                     Vice President, General
                                     Counsel and Secretary



                         Schedule 13D/A        Page 5 of 10 Pages

                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and certain other information with respect to each Director:

Name:             Craig R. Barrett

Business          2200  Mission  College Boulevard, Santa  Clara,
Address:          CA 95052

Principal         President and Chief Operating Officer of  Intel
Occupation:       Corporation

Name, principal   Intel    Corporation,   a    manufacturer    of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             John Browne

Business          The  British Petroleum Company plc,  Britannic
Address:          House, 1 Finsbury Circus, London EC2M 7BA

Principal         Group Chief Executive
Occupation:

Name, principal   The   British   Petroleum  Company   plc,   an
business and      integrated oil company.
address of        Britannic House, 1 Finsbury Circus
corporation or    London EC2M 7BA
other
organization in
which employment
is conducted:

                         Schedule 13D/A        Page 6 of 10 Pages

Name:             Winston H. Chen

Business          Paramitas  Foundation,  3945  Freedom  Circle,
Address:          Suite 760, Santa Clara, CA 95054

Principal         Chairman of Paramitas Foundation
Occupation:

Name, principal   Paramitas Foundation, a charitable foundation.
business and      3945 Freedom Circle, Suite 760
address of        Santa Clara, CA 95054
corporation or
other
organization in
which employment
is conducted:


Name:             Andrew S. Grove

Business          2200  Mission College Boulevard, Santa  Clara,
Address:          CA 95052

Principal         Chairman  of the Board of Directors and  Chief
Occupation:       Executive Officer of Intel Corporation

Name, principal   Intel    Corporation,   a   manufacturer    of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             D. James Guzy

Business          1340 Arbor Road, Menlo Park, CA 94025
Address:

Principal         Chairman of The Arbor Company
Occupation:

Name, principal   The   Arbor  Company,  a  limited  partnership
business and      engaged   in  the  electronics  and   computer
address of        industry.
corporation or    1340 Arbor Road
other             Menlo Park, CA 94025
organization in
which employment
is conducted:

                         Schedule 13D/A        Page 7 of 10 Pages

Name:             Gordon E. Moore

Business          2200  Mission College Boulevard, Santa  Clara,
Address:          CA 95052

Principal         Chairman  Emeritus  of  the  Board  of   Intel
Occupation:       Corporation

Name, principal   Intel    Corporation,   a   manufacturer    of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             Arthur Rock

Business          One Maritime Plaza, Suite 1220, San Francisco,
Address:          CA 94111

Principal         Venture Capitalist
Occupation:

Name, principal   Arthur  Rock  and  Company, a venture  capital
business and      firm.
address of        One Maritime Plaza, Suite 1220
corporation or    San Francisco, CA 94111
other
organization in
which employment
is conducted:


Name:             Jane E. Shaw

Business          c/o  Intel  Corporation, 2200 Mission  College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Founder    of    The   Stable    Network,    a
Occupation:       biopharmaceutical consulting company

Name, principal   c/o Intel Corporation
business and      2200 Mission College Boulevard
address of        Santa Clara, CA 95052
corporation or
other
organization in
which employment
is conducted:

                         Schedule 13D/A        Page 8 of 10 Pages

Name:             Leslie L. Vadasz

Business          2200  Mission College Boulevard, Santa  Clara,
Address:          CA 95052

Principal         Senior  Vice  President,  Director,  Corporate
Occupation:       Business Development, Intel Corporation

Name, principal   Intel    Corporation,   a   manufacturer    of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David B. Yoffie

Business          Harvard Business School, Soldiers Field Park 1-
Address:          411, Boston, MA 92163

Principal         Max and Doris Starr Professor of International
Occupation:       Business Administration

Name, principal   Harvard   Business  School,   an   educational
business and      institution.
address of        Harvard Business School
corporation or    Soldiers Field Park 1-411
other             Boston, MA 92163
organization in
which employment
is conducted:


Name:             Charles E. Young

Business          10920 Wilshire Blvd., Suite 1835, Los Angeles,
Address:          CA 90024

Principal         Chancellor Emeritus
Occupation:

Name, principal   University  of California at Los  Angeles,  an
business and      educational institution.
address of        10920 Wilshire Blvd., Suite 1835
corporation or    Los Angeles, CA 90024
other
organization in
which employment
is conducted:

                         Schedule 13D/A        Page 9 of 10 Pages

                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:       Frank C. Gill
Title:      Executive  Vice  President,  General  Manager,  Small
            Business and Networking Group
Address:    5200  N.E.  Elam Young Parkway, Hillsboro, OR  97124-
            6497

Name:       Paul S. Otellini
Title:      Executive   Vice  President,  Director,   Sales   and
            Marketing Group

Name:       Gerhard H. Parker
Title:      Executive Vice President, General Manager, Technology
            and Manufacturing Group

Name:       Ronald J. Whittier
Title:      Senior Vice President, General Manager, Content Group

Name:       Albert Y. C. Yu
Title:      Senior     Vice    President,    General     Manager,
            Microprocessor Products Group

Name:       Michael A. Aymar
Title:      Vice  President,  General Manager, Consumer  Products
            Group

Name:       Andy D. Bryant
Title:      Vice President and Chief Financial Officer

Name:       Dennis L. Carter
Title:      Vice President, Director, Sales and Marketing Group

Name:       F. Thomas Dunlap, Jr.
Title:      Vice President, General Counsel and Secretary

Name:       Patrick P. Gelsinger
Title:      Vice  President,  General Manager, Business  Platform
            Group
Address:    5200  N.E.  Elam Young Parkway, Hillsboro, OR  97124-
            6497

Name:       John H. F. Miner
Title:      Vice  President,  General Manager, Enterprise  Server
            Group
Address:    5200  N.E.  Elam Young Parkway, Hillsboro, OR  97124-
            6497

                         Schedule 13D/A       Page 10 of 10 Pages

Name:       Stephen P. Nachtsheim
Title:      Vice   President,  General  Manager,  Mobile/Handheld
            Products Group

Name:       Ronald J. Smith
Title:      Vice    President,    General   Manager,    Computing
            Enhancement Group

Name:       Arvind Sodhani
Title:      Vice President, Treasurer

Name:       Michael R. Splinter
Title:      Vice President, Assistant General Manager, Technology
            and Manufacturing
            Group